UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                   000-0331369

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  | | Form 10-K   |_| Form 20-F  |_| Form 11-K  [x] Form 10-QSB

              |_|  Form N-SAR

                         For Period Ended: June 30, 2003

            /  /  Transition Report on Form 10-K [ ]
            /  /  Transition Report on Form 20-F [ ]
            /  /  Transition Report on Form 11-K [ ]
            /  /  Transition Report on Form 10-Q [ ]
            /  /  Transition Report on Form N-SAR

       For the Transition Period Ended: _______________________________________


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

CRITICAL HOME CARE, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

New York Medical, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

762 SUMMA AVENUE
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

WESTBURY, NEW YORK 11590
--------------------------------------------------------------------------------
City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate) [X] YES [ ] NO

     [x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)The  accountant's  statement  or  other  exhibit  required  by Rule

          12-b-25(C) has been attached if applicable.


                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Company could not complete the consolidating and consolidated financial statements without unreasonable effort and expense.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Eric Yonenson                    516-997-1200

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports)
          been filed? If answer is no, identify report(s).        Yes |X| No | |

          ----------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                             Yes |X |No | |


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Preliminary results of operations for the three and nine months ended June 30, 2003 reflect a net loss of approximately $1,730,000 and $2,830,000, respectively, compared to net loss of $15,000 and net income of $52,000, respectively, for the three and nine months ended June 30, 2002. The current year results include the operations of Classic Healthcare Solutions, Inc., Homecare Alliance, Inc. and All Care Medical Products, Inc. Prior year results are only that of Classic Healthcare Solutions, Inc. In addition, the three and nine months ended June 30, 2003 include a charge for the impairment of goodwill of approximately $1,500,000, for which no comparable prior year expense exists. Additionally, the nine months ended June 30, 2003 includes a charge of $666,000 for amortization of debt discount and beneficial conversion feature for which no comparable prior year expense exists.

     These results are subject to further review and adjustment.


--------------------------------------------------------------------------------



                       Critical Home Care, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 13, 2003                  By:  /s/ David Bensol
                                        -----------------------
                                        David Bensol
                                        Chief Executive Officer